MAIL STOP 3561



								July 7, 2005




Richard D. Propper
Chairman of the Board
Chardan China Acquisition Corp. II

Jiangnan Huang
Chairman of the Board
Chardan China Acquisition Corp. III

625 Broadway
Suite 1111
San Diego, CA  92101


RE:	Chardan China Acquisition Corp. II
	Registration Statement on Form S-1
	Filed May 17, 2005
      File No. 333-125016

      Chardan China Acquisition Corp. III
	Registration Statement on Form S-1
	Filed May 17, 2005
      File No. 333-125018

Dear Messrs. Propper and Huang:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. The statement that key personnel would only stay following a business combination if they are able to negotiate employment or consulting agreements in connection with such business combination contradicts the statement that none of the officers, directors or stockholders, or their affiliates, will be paid any consulting fee or other similar compensation prior to or in connection with the consummation of a business combination. Please revise the disclosure in the prospectus accordingly.

Prospectus Summary, page 1

2. We again note the statement on page 9 that "we will not proceed with a business combination if the holders of a majority of the common stock held by the public stockholders attending the meeting called to approve a business combination fail to vote in favor of such combination and public stockholders owning 20% or more of the shares sold in this offering both vote against the business combination and exercise their conversion rights." Please clarify, if true, that the failure of either of these conditions, individually, would result in the company not proceeding with the business combination. The above statement seems to indicate that both conditions must fail for the business combination to fail.

Risk Factors, page 10

3. Please update risk factor five.

4.
Please explain how the company will "not consider the ability of key personnel to remain with the company after the consummation of a business combination as a factor in determining whether to proceed with any potential business combination" in light of the fact that any employment or consulting agreements will be negotiated in connection with the business combination. Provide a detailed discussion in the business section. Discuss any conflicts of interest that may arise.

Proposed Business, page 32

5. Please include your supplemental response to prior comment 7 that you have not contacted any of the prospective target businesses from
Chardan China Acquisition Corp. and that you have no present intention to reconsider any of these targets for a business combination for Chardan II and III. Clarify the use of the term "present intention" and indicate whether that may change in the future.

6. Please disclose in the prospectus whether you may hire Best of Best as a consultant to seek target businesses for your company. If so, discuss whether there are any arrangements or understandings, preliminary or otherwise, for Best of Best to seek out potential target businesses. We may have further comment.

7. Please supply the staff with a copy of the letter from Newmark
&
Co. Real Estate indicating that the $7,500 monthly administrative fee is at least as favorable as from an unaffiliated third party.

Description of Securities, page 56

8. We note your response to prior comment 14. Please disclose all "limited exceptions" that would allow for the release from escrow of the shares held by existing shareholders.

9.
We note the agreement by certain shareholders to purchase warrants in the open market following the offering. Please clarify whether they are obligated to purchase any specific amount of warrants following the offering. Indicate, later in the prospectus, the specific information that they will look at in determining to purchase warrants in the open market following the offering.

Note 2 - Proposed Public Offering, page F-10

10. We note your response to prior comment 20, including your statement that the receipt of the $100 will be accounted for as an equity transaction. Please tell us how the fair value of the UPO will be determined, as the $100 would not appear to be representative of its fair value. Accordingly, please revise your disclosure to include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO as an equity transaction, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Closing Comments

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399.



      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881


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Richard D. Propper
Jiangnan Huang
Chardan China Acquisition Corp. II and III
July 7, 2005
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